                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13d
                               (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)

                 Coherent Communications Systems Corporation
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                  192478105
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                               (CUSIP Number)

                           Margaret Maxwell Zagel
                     Vice President and General Counsel
                          Tellabs Operations, Inc.
                             4951 Indiana Avenue
                         Lisle, Illinois 60532-1698
                               (630) 378-8800
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               August 3, 1998
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           (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                         (Continued on following pages)





                               PAGE 1 OF 7 PAGES


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CUSIP NO. 192478105             SCHEDULE 13d                  PAGE 2 OF 7 PAGES
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tellabs, Inc.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY



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4     SOURCE OF FUNDS*

      Not Applicable

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                            [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                      7   SOLE VOTING POWER            1,000

   NUMBER OF          ---------------------------------------------------------
    SHARES            8   SHARED VOTING POWER              0
 BENEFICIALLY
   OWNED BY           ---------------------------------------------------------
     EACH             9   SOLE DISPOSITIVE POWER       1,000
  REPORTING
 PERSON WITH          ---------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER         0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

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14   TYPE OF REPORTING PERSON*

     CO

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ITEM 1. SECURITY AND ISSUER

        This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.01 par value per share (the "Coherent Common Stock"), of Coherent Communications Systems Corporation, a Delaware corporation ("Coherent"), which has its principal executive offices at 45085 University Drive, Ashburn, Virginia 20147.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is filed by Tellabs, Inc., a Delaware corporation ("Tellabs"), whose principal business and principal office address is 4951 Indiana Avenue, Lisle, Illinois 60532-1698. Tellabs' principal business is to design, manufacture, market and service voice and data transport and network access systems.

        During the past five years, Tellabs has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Set forth below are the names, principal occupations and business addresses of the executive officers and directors of Tellabs. With the exception of Jukka Harju, who is a citizen of Finland, each executive officer and director listed below is a citizen of the United States of America.

        During the past five years, none of the executive officers or directors has either been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers of Tellabs:

NAME                     POSITION WITH TELLABS
----                     ---------------------

Michael J. Birck*        President, Chief Executive Officer and Director,
                         Tellabs, Inc.



                              Page 3 of 7 Pages

Charles C. Cooney*       Vice President, Sales and Service, Tellabs Operations,
                         Inc.

Margaret Maxwell Zagel*  Secretary, Tellabs, Inc., and Vice President and
                         General Counsel, Tellabs Operations, Inc.

J. Thomas Gruenwald**    Vice President, Strategic Resources, Tellabs
                         Operations, Inc.

Peter A. Guglielmi**     Executive Vice President, Chief Financial Officer and
                         Treasurer, Tellabs, Inc. and Tellabs Operations, Inc.
                         and Director, Tellabs, Inc.

Jukka Harju***           Vice President and General Manager, Tellabs Oy; Vice
                         President, Tellabs International, Inc.

Brian J. Jackman*        President, Tellabs Operations, Inc; Executive Vice
                         President and Director, Tellabs, Inc.

J. Peter Johnson**       Vice President, Finance and Treasury, Assistant
                         Secretary and Controller, Tellabs, Inc. and Tellabs
                         Operations, Inc.

John C. Kohler**         Vice President, Manufacturing, Tellabs Operations, Inc.

Harvey R. Scull*         Vice President, Advanced Business Development,
                         Tellabs Operations, Inc.

Richard T. Taylor*       Senior Vice President and General Manager, Digital
                         Systems Division, Tellabs Operations, Inc.

John E. Vaughan*         President, Tellabs International, Inc.; Executive
                         Vice President, Tellabs, Inc.


* The business address of each of these executive officers is 4951 Indiana Avenue Lisle, Illinois 60532-1698.
** The business address of each of these executive officers is 1000 Remington Boulevard, Bolingbrook, Illinois 60440.
*** The business address of this executive officer is Sinikalliontie 7, FIN-02630, Espoo, Finland.

Directors of Tellabs:
---------------------

                                PRINCIPAL OCCUPATION, ADDRESS OF
NAME                            EMPLOYER AND BUSINESS ADDRESS OF DIRECTOR
----                            -----------------------------------------
Michael J. Birck                President and Chief Executive Officer of
                                Tellabs, Inc., 4951 Indiana Avenue Lisle,
                                Illinois 60532-1698.

John D. Foulkes, Ph.D.          Director of Engineering Studies (retired)
                                University of Puget Sound; Professor (retired)
                                University of Washington, 1256 S. Halsey Drive,
                                Coupeville, Washington 98239.

Peter A. Guglielmi              Executive Vice President, Chief Financial
                                Officer and Treasurer, Tellabs, Inc., and
                                Tellabs Operations, Inc., 1000 Remington
                                Boulevard, Bolingbrook, Illinois 60440.


                              Page 4 of 7 Pages

Brian J. Jackman                President, Tellabs Operations, Inc., Executive
                                Vice President, Tellabs, Inc., 4951 Indiana
                                Avenue Lisle, Illinois 60532-1698.

Frederick A. Krehbiel           Chief Executive Officer and Chairman of the
                                Board, Molex Incorporated, 2222 Wellington
                                Court, Lisle, Illinois 60532.

Stephanie Pace Marshall, Ph.D.  President, Illinois Mathematics and Science
                                Academy, 1500 W. Sullivan Road, Aurora, Illinois
                                60506-1000.

William F. Souders              Chairman and Chief Executive Officer (retired),
                                Emery Air Freight Corporation, formerly
                                Executive Vice President, Xerox Corporation,
                                100 First Stamford Place, Suite 402, Stamford,
                                Connecticut 06904-2340.

Jan H. Suwinski                 Professor of Strategy and Operations
                                Management-Johnson School, Cornell University;
                                Executive Vice President (retired),
                                Opto-Electronics Group, Corning Incorporated;
                                Chairman (retired) Siecor Corporation,
                                451 Sheffield Road, Ithaca, New York 14850.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On August 3, 1998, upon consummation of the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of February 16, 1998 (the "Merger Agreement") among Tellabs, a wholly-owned subsidiary of Tellabs, and Coherent, Coherent became a wholly-owned subsidiary of Tellabs.

        Pursuant to the Merger Agreement, each share of Coherent Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than shares owned by Coherent or its subsidiaries, Tellabs, Sub or any other wholly owned subsidiary of Tellabs, which shares were canceled) was converted into .72 of a share of common stock, $.01 par value per share, of Tellabs ("Tellabs Common Stock").

ITEM 4. PURPOSE OF TRANSACTION

        Tellabs entered into the Merger Agreement in order to cause Coherent to become a wholly-owned subsidiary of Tellabs upon consummation of the Merger. The Merger became effective on August 3, 1998.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Tellabs became the sole beneficial and record owner of 1,000 shares of Coherent Common Stock (100% of the outstanding shares of Coherent Common Stock) upon effectiveness of the Merger.

        Except as described above, neither Tellabs nor any person named in Item 2 hereof beneficially owned shares of Coherent Common Stock as of August 3, 1998, or had any transactions in Coherent Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        In connection with the execution of the Merger Agreement, in order to induce Tellabs to enter into the Merger Agreement, Safeguard Scientifics, Inc., Daniel L. McGinnis, Lawrence J. Gallick, Warren V. Musser, Charles A. Root and Ernst Volgenau, each of whom, prior to August 3, 1998, was a holder of shares of Coherent Common Stock (the "Original Stockholders"), entered into agreements (the "Stockholder Agreements") with Tellabs obligating them to vote the shares of Coherent Common Stock owned beneficially or of record by them in favor of the Merger. Subsequent to the execution of the Stockholder Agreements, Mr. McGinnis transferred certain of the shares of Coherent Common Stock held by him to each of his three daughters (together with the Original Stockholders, the "Stockholders"), each of whom agreed to be bound by Mr. McGinnis's Stockholder Agreement with respect to the shares of Coherent Common Stock so transferred. On the record date for the meeting of stockholders of Coherent to consider adoption of the Merger Agreement, the Stockholders owned beneficially or of record an aggregate of 6,031,136 shares of Coherent Common Stock (the "Shares"). On May 12, 1998, at a special meeting of the stockholders of Coherent called for the purpose of considering and voting on a proposal to approve and adopt the Merger Agreement, the Stockholders voted the Shares in favor of the approval and adotion of the Merger Agreement. Upon effectiveness of the Merger, the Shares were converted into the right to receive shares of Tellabs Common Stock pursuant to the Merger Agreement.

        Upon the effectiveness of the Merger on August 3, 1998, the Stockholders ceased to own the Shares and the Shares ceased to be outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not Applicable (previously filed).


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                                  SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 1998



                                  TELLABS INC.



                                  By:  /s/ Margaret Maxwell Zagel
                                       --------------------------
                                       Margaret Maxwell Zagel
                                       Secretary






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